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September 21, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc. Confidential Draft Registration Statement on Form S-11 Submitted August 5, 2016 File No. 377-01363

Dear Mr. Kluck:

On behalf of Innovative Industrial Properties, Inc. (the “Company”), we are transmitting the following response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 2, 2016 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-11 (the “Initial Draft Registration Statement”), submitted to the Commission on a confidential basis on August 5, 2016. The Company is concurrently filing on a confidential basis an amendment to the Initial Draft Registration Statement (such amendment is hereafter referred to as the “Registration Statement”). The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

For your convenience, the Staff’s comments set forth in the Comment Letter are set forth below in italics with the Company’s response to each comment directly following the applicable text. Unless otherwise indicated, page references in the Staff’s comments refer to the Initial Draft Registration Statement, while page references in our responses to the comments refer to pages in the Registration Statement that the Company is filing concurrently herewith. Capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

General

Boston	JACKSONVILLE	MILWAUKEE	SAN DIEGO	TALLAHASSEE
Brussels	LOS ANGELES	NEW YORK	SAN FRANCISCO	TAMPA
CHICAGO	MADISON	ORLANDO	SHANGHAI	TOKYO
Detroit	MIAMI	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.

Mr. Tom Kluck

September 21, 2016

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and has provided the Company’s corporate logo in the courtesy copy of the Registration Statement delivered to the Staff. The Company will provide to the Staff for its review, prior to distributing any preliminary prospectus to prospective investors, copies of any other graphics, maps, photographs and related captions or other artwork that the Company intends to use in the prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 2:

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company's behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the "Securities Act"), and the Company advises that there is no present intent to do so. To the extent that the Company in the future changes its intent and does present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide copies of such written communications to the Staff at that time.

3.	We note your disclosure in the plan of distribution section where you state, “[u]nless sooner withdrawn or canceled by either of us or the Placement Agent, the offering will continue until the earlier of (i) a date mutually acceptable to us and the Placement Agent after which the minimum offering is sold or (ii) ___, 2016 (the “Offering Termination Date”).” Please revise the registration statement cover page to indicate by check mark that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 and include the undertakings required by Item 512 of Regulation S-K or tell us why you do not believe this is applicable to your offering.

2

Mr. Tom Kluck

September 21, 2016

Response to Comment No. 3:

The Company respectfully advises the Staff that the cover page and the plan of distribution section of the prospectus have been revised to indicate that the offering is a firm commitment offering. Accordingly, the Company has revised the Registration Statement to delete the language referenced in the Staff’s comment regarding an “Offering Termination Date.”

4.	We note your statements on page 1 that your “Executive Chairman, Alan Gold, is a 30-year veteran of the real estate industry, including co-founding two New York Stock Exchange listed REITs: BioMed Realty Trust, Inc.... and Alexandria Real Estate Equities, Inc.” We also note that you do not appear to have identified uses for the proceeds of this offering. Please revise your disclosure to identify this offering as a blind pool and include the disclosure required by Industry Guide 5, as applicable. Please also refer to CF Disclosure Guidance: Topic No. 6 for guidance.

Response to Comment No. 4:

As a preliminary matter, the Company has revised the disclosure beginning on pages 6 and 58 of the Registration Statement primarily under the heading “Our Initial Property” to reflect the Company’s entry into a definitive agreement to purchase a property located in New York.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus, in the Summary Risk Factors on page 7, in the Risk Factors on page 13, and in the discussion regarding the Company’s acquisition targets on page 57 to further clarify that the Company does not currently own any properties and has not entered into binding contracts or commitments to acquire any specific properties, other than the Initial Property, or committed a substantial portion of the net proceeds of this offering to any other specific investment in the Company’s target assets.

The Company notes that Industry Guide 5 (“Guide 5”) by its terms applies specifically to real estate limited partnerships, in particular those that have an external third-party manager or advisor. As described in the Registration Statement, the Company is a Maryland corporation that intends to elect to be treated as a real estate investment trust (“REIT”). Moreover, the Company is an “internally-managed” REIT, meaning that the executive officers and directors of the Company will manage the business and affairs of the Company without the involvement of a third-party advisor or manager. As with a typical publicly-held corporation, the executive officers and directors of the Company will be compensated through salary, bonuses, director fees and equity awards, rather than through management fees, commissions or other arrangements common to syndicated real estate limited partnerships. As such, the structure of the Company will not include an operating partnership in which an external manager will have an equity interest.

3

Mr. Tom Kluck

September 21, 2016

Despite the fact that the Company intends to operate as a REIT that will not have an external manager or advisor, the Company acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 provide that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company has included in the Registration Statement the disclosure required by Guide 5 to the extent that the Company believes that such disclosure is applicable, appropriate and would be helpful to potential investors, while avoiding disclosure that would be potentially confusing or misleading to investors (i.e. many of the Guide 5 disclosures do not apply to an internally-managed REIT). The Company respectfully submits that it has met the standard articulated in Release No. 33-6900 to provide investors with “clear, concise and understandable disclosure of material information” about the offering.

The Company believes it has provided disclosures in the Registration Statement consistent with the application of Guide 5, as follows:

• Item 1. Cover Page. The Company believes that it has provided on the cover page of the Registration Statement the relevant information called for by this item.

• Item 2. Suitability Standards. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully complies with federal securities laws, and, therefore, the Registration Statement should not also include statements related to suitability standards.

• Item 3. Summary of the Partnership and Use of Proceeds. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary” beginning on page 1, “Use of Proceeds” beginning on page 38, and “Distribution Policy” beginning on page 39.

• Item 4. Compensation and Fees to the General Partner and Affiliates. As noted above, there will be no payments to a third-party advisor or manager, and the executive officers and directors of the Company will be compensated through salary, bonuses, director fees and equity awards, rather than through management fees, commissions or other arrangements common to syndicated real estate partnerships. The Company believes that it has provided the relevant information called for by this item that is applicable to the Company. See “Prospectus Summary – Our Operating Structure” on page 8; “Business – Our Operating Structure” on page 60; “Our Management – Executive and Director Compensation beginning on page 71; and “Certain Relationships and Related Transactions – Related Party Transaction Policies on page 83.

4

Mr. Tom Kluck

September 21, 2016

• Item 5. Conflicts of Interest. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary – Our Operating Structure” on page 8; “Business – Our Operating Structure” on page 60; “Risk Factors – Risks Related to our Organization and Structure” beginning on page 23; and “Certain Relationships and Related Transactions – Related Party Transaction Policies” on page 83.

• Item 6. Fiduciary Responsibility of the General Partner. The Company believes that it has provided the relevant information called for by this item. See “Certain Relationships and Related Transactions – Indemnification Agreements” on page 83 and “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws - Indemnification and Limitation of Directors’ and Officers’ Liability” on page 95.

• Item 7. Risk Factors. The Company believes that its disclosure in the section of the Registration Statement entitled “Risk Factors” provides the relevant information called for by this Item.

• Item 8. Prior Performance of the General Partner and Affiliates. The Company notes that Guide 5 contemplates that there may be certain items that “are not relevant or are otherwise inappropriate.” In addition, the instructions to Item 8 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.” The Company believes that prior performance information called for by Item 8 of Guide 5 is not relevant to the Company, as further discussed below.

For example, Item 8 calls for “a narrative summary of the ‘track record’ or prior performance of programs sponsored by the general partner and its affiliates (‘sponsors’).” Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” Based on the foregoing, the Company believes that its management team has not been the sponsor of any such program in the last ten years.

5

Mr. Tom Kluck

September 21, 2016

As disclosed in the Registration Statement, the Company’s Executive Chairman, Alan Gold, previously served as Chairman, Chief Executive Officer, and President of BioMed Realty Trust, Inc. (“BioMed”) from its inception in 2004 through the sale of the company in January 2016. Mr. Gold also served as President (which was not the company’s principal executive office) and a director of Alexandria Real Estate Equities, Inc. (“Alexandria”) from its predecessor’s inception in 1994 until he resigned in 1998. Gary Kreitzer, the Company’s Vice Chairman, served as an Executive Vice President and General Counsel of BioMed from its inception in 2004 through August 2012 and continues to serve as BioMed’s Executive Vice President. Mr. Kreitzer was a co-founder and served as Senior Vice President and In-House Counsel of Alexandria from its predecessor’s inception in 1994 until December 1998.

BioMed and Alexandria, both New York Stock Exchange-listed REITs, are not “programs” within the meaning of Guide 5, as neither was (i) sponsored by a person that later became its general partner or (ii) devised with an investment objective of being completed or wound down in the future. Rather, each of BioMed and Alexandria was an internally-managed, perpetual-life REIT that had a multi-employee management team and a board of directors composed of a majority of independent members that oversaw and directed its operations, including its investment and financing activities. BioMed was acquired by a private buyer in 2016 and Alexandria remains a New York Stock Exchange-listed REIT. In contrast, a “program” would, in general, be a fund or syndication sponsored and externally managed by the same party (or an affiliate thereof) that is sponsoring a transaction for which Guide 5 disclosure would be required.

Item II.B.3.b of Release 33-6900, which discusses prior performance, provides that “the general partner is required to discuss the ‘track record’ or prior performance of other programs sponsored by the general partner.” Whereas a general partner typically controls and has ultimate decision making authority for a partnership, Mr. Gold and Mr. Kreitzer served as only part of the management teams of BioMed and Alexandria and did not constitute a majority of the members of the board of directors of either entity. Accordingly, Mr. Gold and Mr. Kreitzer did not possess the ultimate decision making authority for either BioMed or Alexandria. Similarly, Mr. Gold serves as only part of the management team of the Company and, following the closing of the offering, Mr. Gold and Mr. Kreitzer will not constitute a majority of the members of the Company’s board of directors. For these reasons, the Company has not provided the prior performance discussion and tables referenced under Item 8 of Guide 5. Moreover, the involvement of Mr. Gold and Mr. Kreitzer with Alexandria falls outside of the ten year window specified by Item 8(A) of Guide 5, and therefore, the Company believes that the inclusion of prior performance information for Alexandria would not be required by Guide 5.

6

Mr. Tom Kluck

September 21, 2016

• Item 9. Management. The Company believes that its disclosure in the section of the Registration Statement entitled “Our Management” beginning on page 67 provides the relevant information called for by Item 9.

• Item 10. Investment Objectives and Policies. The Company believes that its disclosure in the section of the Registration Statement entitled “Business – Our Business Objectives and Growth Strategy” on page 55; “Business – Our Financing Strategy” on page 58; “Business – Risk Management” on page 60 and “Business – Investment Guidelines” on page 60 provide the relevant information called for by Item 10.

• Item 11. Description of Real Estate Investments. The Company believes that its disclosure in the sections of the Registration Statement entitled “Risk Factors – Risks Related to Our Business” beginning on page 13; and “Risk Factors – Risks Relating to Regulation” beginning on page 20; “Use of Proceeds” on page 38; “Business – Our Initial Property” beginning on page 58; “Business – Our Target Properties” beginning on page 57; and “Business – Governmental Regulation” beginning on page 63; provide the relevant information called for by Item 11.

• Item 12. Federal Taxes. The Company believes that its disclosure in the section of the Registration Statement entitled “Material U.S. Federal Income Tax Considerations” beginning on page 102 provides the relevant information called for by Item 12.

• Item 13. Glossary. The Company believes that its disclosure throughout the Registration Statement is either non-technical in nature, is not susceptible to varying methods of computation, or contains adequate descriptions of any technical or industry terms, and therefore, that the requirement of Item 13 is not applicable.

• Item 14. Summary of Partnership Agreement. Although the Company believes, as stated above, that much of Guide 5 is inapplicable to a publicly-traded, internally-managed REIT’s operating partnership, the Company believes the descriptions of the material provisions of the limited partnership agreement of the Company’s operating partnership in the section of the Registration Statement entitled “Summary of Our Operating Partnership Agreement” on page 100 and its disclosure in the sections of the Registration Statement entitled “Prospectus Summary – Our Operating Structure” on page 7 and “Business – Our Operating Structure” on page 60 fully provides the relevant information called for by Item 14.

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Mr. Tom Kluck

September 21, 2016

• Item 15. Reports to Limited Partners. The Company believes that its disclosure in the sections of the Registration Statement entitled “Policy with Respect to Certain Activities” on page 85 and “Where You Can Find Additional Information” on page 127 provides the relevant information called for by Item 15.

• Item 16. The Offering-Description of the Units. The Company believes that its disclosure in the section of the Registration Statement entitled “Description of Securities – Restrictions on Ownership and Transfer” on page 87 provides the relevant information called for by Item 16.

• Item 17. Redemption, Repurchase and Rights of Presentment Agreements. The Company is the general partner of its operating partnership. There are no provisions in the partnership agreement of the operating partnership that allow the Company or its affiliates to redeem or repurchase the shares of common stock of the Company. To the extent that Item 17 can be interpreted to relate to the provisions in the Company’s charter that allow shares to be automatically transferred to a trust in the case of a violation of the Company’s ownership restrictions, which are intended to preserve the Company’s ability to qualify as a REIT, the Company believes that it has provided the relevant information called for by this item in the section of the Registration Statement entitled “Description of Securities – Restrictions on Ownership and Transfer.”

• Item 18. Plan of Distribution. The Company believes that its disclosure in the section of the Registration Statement entitled “Underwriting” provides the relevant information called for by Item 18.

• Item 19. Summary of Promotional and Sales Material. The Company does not intend to use any “sales material” within the meaning of Item 19.

• Item 20. Undertakings. The Company believes that the undertakings included in Item 37 of Part II. Information Not Required in Prospectus of the Registration Statement provides the relevant information called for by Item 20.

5.	Please revise to include a dilution table. Please refer to Item 506 of Regulation S-K.

Response to Comment No. 5:

The Company has included a dilution table on page 41 in response to the Staff’s comment.

8

Mr. Tom Kluck

September 21, 2016

6.	We note your disclosure on the cover page and in the summary that you plan to apply to list your shares on the New York Stock Exchange. We also note that this is a best efforts, minimum offering and that the company has no assets other than cash of $508 and no operations. Please remove this disclosure from the cover page and summary.

Response to Comment No. 6:

Please be advised that the Company has revised the prospectus to indicate that the offering is a firm commitment offering. In addition, the Company has been notified by NYSE regulation that the Company has been cleared to file an application for listing on the New York Stock Exchange. Accordingly, the Company has not removed this disclosure.

Summary, page 1

7.	We note your disclosure that your “leases with tenants will be triple-net lease arrangements...” Please revise your disclosure, where applicable, to describe how you would monitor for tenant credit quality.

Response to Comment No. 7:

The Company has revised the disclosure under the heading “Risk Management” on pages 7 and 59 of the Registration Statement to describe how the Company would monitor for tenant credit quality in response to the Staff’s comment.

Our Acquisition Targets, page 53

8.	With respect to the properties you have identified for acquisition, to the extent there have been material changes to the current status of any negotiations to purchase such properties, please revise your disclosure to so state.

Response to Comment No. 8:

The Company has revised the disclosure beginning on pages 6 and 58 of the Registration Statement primarily under the heading “Our Initial Property” to reflect the Company’s entry into a definitive agreement to purchase a property located in the State of New York. To date, there have been no other material changes to the current status of any negotiations for any other identified acquisitions.

9

Mr. Tom Kluck

September 21, 2016

9.	With respect to the properties for which you have entered into a non-binding letter of intent with the seller, which represents approximately $36 million of your acquisition pipeline, please clarify the basis for the total potential investment figures presented, which you disclosed as being “based on the proposed purchase prices in our non-binding letters of intent.” For example, state if these amounts are based on preliminary discussions with the sellers, listed sale prices and/or the company’s internal assessment of value.

Response to Comment No. 9:

The Company has revised the disclosure on pages 1 and 49 of the Registration Statement to describe the basis for the total potential investment figures set forth in the Company’s acquisition pipeline in response to the Staff’s comment.

10.	We note your disclosure that you have not entered into binding commitments to purchase any property, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence. As such, you do not believe any of your acquisition opportunities are probable as of the date of this prospectus. Please clarify whether the major terms for the potential acquisitions have been agreed to in principle and how you considered FRR 506.02(c). Within your response, please provide to us management’s analysis of the probability of closing these acquisitions and management’s historical rate of closing such acquisitions.

Response to Comment No. 10:

10

Mr. Tom Kluck

September 21, 2016

Following the filing of the Initial Draft Registration Statement, the Company executed a definitive purchase agreement to acquire one property in the State of New York (referred to herein and in the Registration Statement as the “Initial Property”), the consummation of which is subject to the closing of this offering, customary closing conditions and ongoing due diligence, including receipt of engineering, survey and environmental reports that are key in the Company’s evaluation of whether to proceed with the acquisition or whether to terminate the purchase agreement and obtain the return of its deposit.

The Company has also executed one non-binding letter of intent with a potential seller which by its express terms is not intended to be legally or equitably binding on either the Company or the potential seller. The letter of intent provides that the purchase and sale of the property described in the letter of intent (the “LOI Property”) will only occur pursuant to a definitive and binding purchase and sale agreement between the parties, if any. Neither the Company nor the potential seller has any obligation to negotiate further or pursue a transaction. The letter of intent sets forth only general terms, the majority of which, including price, are subject to further negotiation and revision, and there can be no assurance that the Company and the seller will enter into a definitive binding agreement on the terms set forth in the letter of intent, or at all, as described in the Registration Statement. Any definitive purchase and sale agreement would need to address numerous conditions to any closing, including any third party consents and approvals that are beyond the control of the Company and the seller, and due diligence.

Because the acquisitions of the Initial Property and the LOI Property are sale-leaseback transactions pursuant to a triple-net lease arrangement and the properties do not have a leasing history, the Company evaluated whether financial statements of the proposed lessee would be required under Section 2340 of the Division of Corporation Finance – Financial Reporting Manual (“FRM”), as required by Section 2305.2 of the FRM. Section 2340 of the FRM provides that a registrant should generally provide audited financial statements of the lessee if the registrant (i) “acquires” and/or leases one or more properties to a single tenant pursuant to a triple-net lease and (ii) such acquisition and/or lease results in “significant” asset concentration. Accordingly, the Company does not believe Section 2340 of the FRM requires the Company to assess the “probability” of a potential acquisition under FRR 506.02(c). Based on the foregoing, the Company respectfully submits that financial statements of the tenant for the Initial Property are not required by Section 2340 of the FRM until the Company acquires the Initial Property, provided that the acquisition and net lease result in “significant” asset concentration. Accordingly, financial statements of the lessee have not been provided in the Registration Statement. Additionally, Section 2330.10 of the FRM provides that financial statements of the property are not required under Rule 3-14 of Regulation S-X if the property has no rental history, such as the Initial Property.

11

Mr. Tom Kluck

September 21, 2016

Finally, in response to the Staff’s comment, the Company respectfully advises the Staff that it has not quantified in terms of a success rate its experience with the acquisition of properties, as the Company has not acquired any properties and will not complete acquisitions until after the closing of the offering using the net proceeds from the offering. As such, it does not have a historical record of completing acquisitions. The Company respectfully advises the Staff that it has included a risk factor in the Registration Statement relating to the risk of its failure to close any acquisitions.

Principal Stockholders, page 76

11.	We note your disclosure on page 76 in the “Principal Stockholders” section where you disclosure that “the shares of our Class B common stock issued and outstanding immediately prior to the consummation of the offering will automatically convert upon the consummation of the offering into that number of shares of Class A common stock equal to 15.0% of the shares of our Class A common issued and outstanding immediately following the offering.” Please include this information in your dilution disclosure under Item 506 of Regulation S-K.

Response to Comment No. 11:

The Company has included in the dilution disclosure on page 41 information regarding the conversion of Class B common stock into shares of Class A common stock upon consummation of the offering in response to the Staff’s comment.

Our Management, page 60

12.	For Gregory J. Fahey, please revise to describe the business experience during the past five years, including his primary principal occupations and employment between 2014 through 2016.

12

Mr. Tom Kluck

September 21, 2016

Response to Comment No. 12:

The Company has revised the disclosure on page 68 to clarify that Mr. Fahey was retired from June 2014 until joining the Company in 2016 in response to the Staff’s comment.

Supplemental Sales Material, page 123

13.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response to Comment No. 13:

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

Financial Statements

Contingent Organization, Offering and Transaction Costs, page F-4

14.	We note that IGP Advisers, LLC is funding the organization, offering and transaction costs and that the Company has not recorded any of such costs because such costs are not the Company’s liability unless and until the successful completion of the Company’s initial public offering has occurred. Please disclose the amount of the referenced costs incurred by IGP Advisers, LLC.

13

Mr. Tom Kluck

September 21, 2016

Response to Comment No. 14:

The Company has revised the notes to the financial statements on page F-4 and the section of the Registration Statement entitled “Certain Relationships and Related Transactions – Reimbursement of Pre-Closing Transaction Costs” on page 83 to include costs incurred by IGP Advisers as of September 19, 2016.

Exhibits

15.	If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response to Comment No. 15:

The Company acknowledges the Staff’s comment and advises the Staff that the Company is not able to provide a draft copy of the tax opinion at this time, but will provide draft copies to the Staff for review as soon as practicable in a future amendment. A draft copy of the legal opinion is attached to this letter as Annex A for the Staff’s review.

The Company respectfully believes that the proposed modifications to the Initial Draft Registration Statement made in the Registration Statement together with the supplemental information provided herein are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 858-847-6833.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long

14

ANNEX A

__________, 2016

draft

Innovative industrial properties, inc.

17190 Bernardo Center Drive

San Diego, California 92128

Re:	Registration Statement on Form S-11

Ladies and Gentlemen:

We are acting as counsel to Innovative Industrial Properties, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-11 (Registration No. 333-_______) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”), of the offering by the Company of shares of Class A Common Stock, $0.001 par value per share, of the Company (“Common Stock”), having a maximum aggregate offering price of $                 (the “Offered Shares”), all of which Offered Shares are to be sold by the Company pursuant to the proposed form of Underwriting Agreement among the Company and the underwriters named therein filed as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.          The Amended and Restated Articles of Incorporation of the Company (the “Charter”), certified as of _________, 2016, by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

2.          The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

3.          Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to the registration, sale and issuance of the Offered Shares, certified as of the date hereof by the Secretary of the Company;

4.          The form of certificate to be used by the Company to evidence the Offered Shares when and as issued, filed as Exhibit 4.1 to the Registration Statement;

5.          A certificate of the SDAT as to the good standing of the Company, dated as of _________, 2016; and

Innovative industrial properties, inc. __________, 2016 Page 2

6.          A certificate executed by _________, Secretary of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.          Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.          Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.          Each of the parties (other than the Company) executing any of the Documents has caused to be duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.

4.          All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.          The Offered Shares will not be issued or transferred in violation of any restriction or limitation on transfer or ownership of Shares (as defined in the Charter) contained in 5.7 of the Charter.

6.          The Company will issue the Offered Shares in accordance with the resolutions of the Board and, prior to the issuance of any Offered Shares, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock. As of the date hereof, the Company has available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock for the issuance of the Offered Shares.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that, upon issuance and delivery of the Offered Shares as contemplated by the resolutions of the Board and upon payment therefor pursuant to the terms of the Underwriting Agreement following effectiveness of the Registration Statement, the Offered Shares will be duly authorized, validly issued, fully paid and non-assessable.

Innovative industrial properties, inc. __________, 2016 Page 3

The foregoing opinion is limited solely to the Maryland General Corporation Law, as amended, and we do not express any opinion herein concerning any other laws, statutes, ordinances, rules, or regulations. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

This opinion is issued as of the date hereof, and we assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

This opinion is being furnished to the Company for submission to the Commission as an exhibit to the Registration Statement and for the benefit of the Company in connection with the Registration Statement, and except as set forth in the next sentence may not be furnished to or relied upon by any other person, firm or entity or in any other connection, or copied, quoted or referred to in any other document or filed with any governmental authority (other than the Commission) without our prior written consent, which we may grant or withhold in our sole discretion. Notwithstanding the foregoing, we consent to reliance on the opinion expressed herein, solely in connection with the Registration Statement and the securities to be issued pursuant thereto, by any party who becomes a purchaser thereof subsequent to the date of this opinion letter as if this opinion letter were addressed and delivered to such purchaser on the date hereof on the condition and understanding that: (i) any such reliance must be actual and reasonable under the circumstances existing at the time such purchaser acquires such securities, including any circumstances relating to changes in law, facts or any other developments known to or reasonably knowable by such purchaser at such time; (ii) our consent to such reliance shall not constitute a reissuance of the opinions expressed herein or otherwise extend any statute of limitations period applicable hereto on the date hereof; and (iii) in no event shall any purchaser have any greater rights with respect hereto than the original addressee of this letter on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

DRAFT